EXHIBIT 14

THERASENSE, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

1.	Introduction

This Code of Business Conduct and Ethics (“Code”) has been adopted by our Board of Directors and summarizes the standards that must guide our actions. While covering a wide range of business practices and procedures, these standards cannot and do not cover every issue that may arise, or every situation where ethical decisions must be made, but rather sets forth key guiding principles that represent Company policies and establish conditions for employment at the Company. This Code is meant to be read in conjunction with other Company policies which provide more specific instruction. If a local custom, industry practice or prior employer’s policy conflicts with this Code, you must comply with the Code. Even well intentioned actions that violate the law or this Code can result in negative consequences for the Company and the individuals involved.

One of our Company’s most valuable assets is our reputation for integrity, professionalism and fairness. We should all recognize that our business actions are the foundation of our reputation and adhering to this Code and applicable law is imperative. Our commitment to the highest level of ethical conduct should be reflected in all of the Company’s business activities, including, but not limited to, relationships with employees, customers, vendors, competitors, the government and the public.

2.	Compliance Procedure

No set of policy guidelines can address all the situations you may encounter. When in doubt, your course of action should be as follows:

•	Use good judgment and common sense. If something seems to you to be unethical or improper, it probably is.

•	Ask yourself: What specifically is the action contemplated? Is my action legal? If legal, is it also ethical? Is it honest in every respect? Will anyone’s life, health or safety be endangered by this action?

•	Imagine: That the action you are contemplating is going to be fully disclosed in the newspaper with all the details including your photo. If this makes you uncomfortable, you should think again about your course of action.

•	Discuss your problem or dilemma with your supervisor before you act. Where you do not feel comfortable approaching your supervisor seek help from a member of management.

3.	Compliance with Laws, Rules, Regulations and Policies

The Company is committed to conducting its business affairs with honesty, integrity, and in full compliance with the laws of the cities, states and countries in which we operate. Each employee must acquire appropriate knowledge of the legal and regulatory requirements relating to his or her duties sufficient to enable him or her to recognize potential problems and seek advice from others. Obeying the law, both in letter and in spirit, is the foundation on which our Company’s ethical standards are built.

4.	Conflicts of Interest

Employees have an obligation to act in the best interest of the Company and avoid situations that present a potential or actual conflict between their interest and the interests of the Company. A “conflict of interest” occurs when a person’s private interest interferes in any way with the interest of the Company. A conflict of interest can arise when an employee takes an action or has an interest that may make it difficult to perform his or her work objectively and effectively. Examples include:

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Outside Employment. In consideration of your employment with the Company, you are expected to devote your full attention to the business interests of the Company. You are prohibited from engaging in any activity that interferes with your performance or responsibilities to the Company or is otherwise in conflict with or prejudicial to the

Company. Our policies prohibit any employee from accepting simultaneous employment with a Company supplier, customer, developer or competitor, or from taking part in any activity that enhances or supports a competitor’s position.

•	Business Interests. If you are considering investing in a Company customer, supplier, developer or competitor, you must first take great care to ensure that these investments do not compromise your responsibilities to the Company. Many factors should be considered in determining whether a conflict exists, including the size and nature of the investment; your ability to influence the Company’s decisions; and your access to confidential information of the Company or of the other company.

•	Related Parties. As a general rule, you should avoid conducting Company business with a relative or significant other, or with a business in which a relative or significant other is associated in any significant role. Relatives include spouse, sister, brother, daughter, son, mother, father, grandparents, aunts, uncles, nieces, nephews, cousins, step relationships, and in-laws. Significant others include persons living in a spousal (including same sex) or familial fashion with an employee. Any dealings with a related party must be conducted in such a way that no preferential treatment is given to this business.

•	Other Situations. Because other conflicts of interest may arise, it would be impractical to attempt to list all possible situations. If a proposed transaction or situation raises any questions or doubts in your mind you should consult your supervisor.

5.	Trading on Inside Information

Using confidential material information to trade, or providing a family member, friend or any other person a “tip” to trade, is both unethical and illegal. All non-public information should be considered confidential information. This can be information about the Company or another company. “Material information” is any information which could reasonably be expected to affect the price of a stock and would be considered important by investors in deciding whether to buy, sell or hold that stock.

6.	Corporate Opportunities

Employees are prohibited from taking for themselves business opportunities that are discovered through the use of corporate property, information or position, without the prior consent of the Board of Directors. No employee may use corporate property, information or position for improper personal gain, and may not compete directly or indirectly with the Company. Competing with the Company may involve engaging in the same line of business, or any situation where the employee takes away opportunities for sales or purchases of products, assets, services or interests.

7.	Equal Opportunity and Harassment

Employees deserve a workplace where they feel respected, satisfied and appreciated. Our policies are designed to ensure that employees are treated and treat each other fairly and with respect. In keeping with this spirit, certain behaviors will not be tolerated, especially harassment, violence, intimidation and discrimination of any kind involving race, color, religion, gender, age, national origin, disability or marital status. Unwelcome sexual advances or other inappropriate personal conduct are also prohibited. Sexual harassment may take many forms, from overt advances to demeaning comments, jokes, language and gestures. Sexual harassment may also occur when someone’s words or behavior create a hostile work environment.

8.	Health and Safety

The Company is committed to providing a safe, healthy and drug free work environment. Each employee is required to understand and comply with the safety and health laws and regulations that affect our business activities, as well as related Company policies and procedures. Employees should report to work ready and capable to perform their duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs in the workplace is prohibited and will not be tolerated.

9.	Records Management

The Company’s records, both financial and non-financial, must fairly and accurately reflect our business, underlying transactions, and the disposition of our assets in reasonable detail and must conform both to applicable legal requirements and to our systems of internal controls and generally accepted accounting principles. Unrecorded, undisclosed or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation.

Each employee shall maintain accurate and fair records of his or her vacation, time reports and expense accounts; Company transactions in which the employee was involved; and any other Company records. No false or artificial entries shall be made, misleading reports issued or fictitious invoices paid or created. If a question arises regarding the legitimacy of a particular expense, ask your supervisor or the Company’s controller.

Records should always be retained or destroyed according to the Company’s record retention policies. In the event of litigation, pending litigation or governmental investigation the Legal Department may impose a legal hold. A legal hold suspends all document destruction procedures in order to preserve appropriate records. RECORDS OR SUPPORTING DOCUMENTS THAT HAVE BEEN PLACED UNDER A LEGAL HOLD MUST NOT BE DESTROYED, ALTERED OR MODIFIED UNDER ANY CIRCUMSTANCES. A legal hold remains in effect until released by the Legal Department.

10.	Quality of Public Disclosures

The Company has a responsibility to communicate effectively with shareholders so that they are provided with full and accurate information, in all material respects, about the Company’s financial condition and results of operations. Our reports and documents filed with or submitted to the Securities and Exchange Commission and our other public communications shall include full, fair, accurate, timely and understandable disclosure.

11.	Protection and Proper Use of Company Assets

Protecting Company assets against loss, theft, misuse and waste is the responsibility of every employee. Loss, theft and misuse of Company assets directly impact our profitability. The sole purpose of the Company’s equipment, vehicles and supplies is the conduct of our business. They may not be used for non-Company business, and may not be sold, loaned, given away, or disposed of without proper authorization.

12.	Protection of Confidential Proprietary Information

Confidential proprietary information generated and gathered in our business is a valuable Company asset. Protecting this information plays a vital role in our continued growth and ability to compete. All proprietary information should be maintained in strict confidence, except when disclosure is authorized by the Company or legally required. Proprietary information encompasses all non-public information that might be useful to competitors or which could be harmful to the Company or its customers if disclosed and includes intellectual property such as trade secrets, patents, trademarks and copyrights, as well as research and new product plans, business objectives and strategies, databases, salary and benefits data, lists of employers, suppliers and customers, and any unpublished financial or pricing information.

An employee’s obligation to protect the Company’s proprietary and confidential information continues even after the employee leaves the Company. Employees leaving the Company must return all proprietary information in their possession.

The Company is often exposed to the confidential proprietary information of other companies or individuals. We must take special care to handle the confidential information of others responsibly and in accordance with our agreements with such third parties.

13.	Fair Dealing

Employees should endeavor to deal fairly with customers, suppliers, competitors and one another at all times and in accordance with ethical business practices. This commitment includes respecting the rights of our competitors and abiding by all applicable laws in the course of competing. This commitment will maintain the Company’s reputation as a lawful competitor and help ensure the integrity of the competitive marketplace. The Company expects its competitors to respect our rights to compete lawfully in the marketplace, and we must respect their rights equally. The Company’s objective is to compete in the marketplace on the basis of superior products, technology and service.

14.	Industrial Espionage

You should never attempt to obtain a competitor’s confidential information by improper means. While the Company may, and does, employ former employees of competitors, we recognize and respect the obligations of those employees not to use or disclose the confidential information of their former employers.

15.	Gifts and Payments

No payment in any form shall be made directly or indirectly to anyone for the purpose of obtaining or retaining business, or to obtain any other favorable action. No gift should be accepted from a supplier, vendor or customer unless the gift has insubstantial value and a refusal to accept it would be discourteous or otherwise harmful to the Company. Appropriate business gifts and entertainment of non-government employees occurring in connection with business discussions or the development of business relationships are generally deemed appropriate in the conduct of official business. The value of these gifts should be nominal, both with respect to frequency and amount. Gifts or entertainment in any form that would likely result in a feeling or expectation of personal obligation, for example in the case of repetitive gifts (no matter how small) should not be extended or accepted. This applies equally to giving or receiving such gifts or entertainment.

16.	Payments to Government Personnel

What is acceptable practice in certain commercial business environments may be against the law or the policies of federal, state or local governments. Therefore, no gifts or business entertainment of any kind may be given to any government employee without the prior approval of the Company’s Legal Department, except for infrequent gifts of items of nominal value.

The Foreign Corrupt Practices Act (“FCPA”) prohibits giving anything of value directly or indirectly to any “foreign official” for the purpose of obtaining or retaining business. When in doubt as to whether a contemplated payment or gift will be considered a violation of the FCPA, contact your supervisor before taking an action.

17.	Waivers

Any waiver of the provisions of this Code for executive officers may only be made by the Board of Directors or duly authorized committee thereof and will be promptly disclosed to the Company’s shareholders. Any waiver of the provisions of this Code with respect to any other employee, agent or contractor must be approved in writing by the Chief Executive Officer.

18.	Reporting any Illegal or Unethical Behavior

Employees should question situations when they suspect that something illegal or unethical is occurring. If the actions are not properly justified, then the suspected activities should be reported to the Internal Audit Department. Reporting of such violations may also be done anonymously by calling 877-888-0002. This number is available 24 hours a day and it operated by an independent third party who is not affiliated with the Company. An anonymous report should provide enough information about the incident or situation to allow the Company to investigate.

The Company will not tolerate any kind of retaliation for reports or questions that were made in good faith, regarding misconduct by others. Open communication of issues and concerns by all employees without fear of retribution or retaliation is vital to the successful implementation of this Code.

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